CALAMOS FINANCIAL SERVICES LLC

Financial Statements and Supplemental Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calamos Financial Services LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2020 Calamos Court
                                                        (No. and Street)

Naperville   Illinois   60563
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christian Helmetag   630-245-7274
                                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                          (Name – *if individual, state last, first, middle name*)

111 S. Wacker Drive   Chicago   Illinois   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christian Helmetag _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Calamos Financial Services LLC _____ , as

of December 31 _____, 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

VP, Corporate Controller
_____
Title


_____
Notary Public


```
OFFICIAL SEAL
MICHELLE CONFUORTO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/16/20
```

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALAMOS FINANCIAL SERVICES LLC

Table of Contents   **Page**

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Calamos Financial Services LLC
Naperville, IL

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Calamos Financial Services LLC (the "Company") as of December 31, 2017, and the related statements of operations, cash flows, and changes in members' capital for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Calamos Financial Services LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2018

We have served as the Company's auditor since 2016.

CALAMOS FINANCIAL SERVICES LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	18,548,805
Receivables:		
Affiliated funds		289,045
Affiliates		264,455
Prepaid expenses and other assets		334,684
Total assets	**$**	**19,436,989**

Liabilities and Member's Capital

Payables:		
Brokers	$	3,793,952
Affiliates		118,554
Accrued compensation and benefits		8,066,902
Other accrued expenses		268,655
Total liabilities		**12,248,063**
Contributed capital		78,685,123
Accumulated deficit		(71,496,197)
Total member's capital		**7,188,926**
Total liabilities and member's capital	**$**	**19,436,989**

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Operations
December 31, 2017

Revenues:		
Distribution fees	$	24,904,406
Administrative service fees		12,720,908
Commissions		341,904
Interest and dividends		44,263
Total Revenues		**38,011,481**
Expenses:		
Distribution expenses		24,640,305
Employee compensation and benefits		20,513,026
Occupancy and equipment		1,514,027
Marketing and sales promotion		374,204
Other operating expenses		5,388,244
Total Expenses		**52,429,806**
Net Loss	$	**(14,418,325)**

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Changes in Member's Capital
Year ended December 31, 2017

	Contributed capital	Accumulated deficit	Total
Balance at beginning of year	$ 66,621,781	$ (57,041,897)	$ 9,579,884
Net loss	—	(14,418,325)	(14,418,325)
Contributions by Parent	13,250,000	—	13,250,000
Compensation expense recognized under stock incentive plans	1,352,324	—	1,352,324
Compensation expense reclassification to accrued compensation	(2,423,503)	—	(2,423,503)
Employee taxes paid on vesting under stock incentive plans	(115,479)	—	(115,479)
Dividend equivalent accrued under stock incentive plans	—	(35,975)	(35,975)
Balance at end of year	$ 78,685,123	$ (71,496,197)	$ 7,188,926

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Cash Flows
Year ended December 31, 2017

Cash flow from operating activities:	
Net loss	$ (14,418,325)
Adjustments to reconcile net loss to net cash used in operating activities:	
Compensation expense recognized under stock incentive plans	1,352,324
Employee taxes paid on vesting under stock incentive plans	(115,479)
Net (increase) decrease in assets:	
Receivables from affiliated funds	(32,356)
Net receivables from affiliates	(462,300)
Prepaid expenses and other assets	396,944
Net decrease in liabilities:	
Payables to brokers	(567,547)
Accrued compensation and benefits	(859,753)
Other accrued expenses	(122,164)
Net cash used in operating activities	**(14,828,656)**
Cash flows provided by financing activities:	
Contributions by Parent	13,250,000
Net cash provided by financing activities	**13,250,000**
Net decrease in cash	**(1,578,656)**
Cash at beginning of year	20,127,461
Cash at end of year	**$ 18,548,805**
Non-cash activity:	
Impact of conversion of incentive stock plan from equity to accrued compensation	**$ 2,423,503**

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Calamos Financial Services LLC (the Company) is a wholly owned subsidiary of Calamos Investments LLC (Calamos Investments) registered in the state of Delaware. Calamos Asset Management, Inc. (CAM) is the sole manager of Calamos Investments that operates and controls all of the business and affairs of Calamos Investments. The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, acts as the sole distributor of the Calamos domestic open-end funds (collectively the Funds). As such, the Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

Because the Company operates primarily with the purpose of distributing open-end funds and does not hold customer funds or safekeep customer securities, it is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(1) of the Securities and Exchange Commission, and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3. Furthermore, as a limited purpose broker-dealer, the Company operates at a loss and generates negative cash flows. The Company has historically funded its regulatory capital requirements and operating losses through contributions from Calamos Investments. The Company has a commitment from Calamos Investments to provide sufficient capital contributions to meet the Company's net capital and operating requirements for the next twelve months.

Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Revenues

Distribution fees consist of Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of open-end funds. These fees are accrued monthly and are based on the average daily assets of the Funds. Commission revenues are recognized on trade date. Administrative service fees, which are part of an agreement between the Company and Calamos Advisors LLC (CAL), are received for services provided to shareholders and prospective shareholders of the Funds. These fees are accrued monthly and are based on the average monthly assets of the Funds and the shares sold as a result of the Company's wholesaling activities.

Compensation Plans

The Company participated in CAM's incentive stock plan that provided for grants of restricted stock unit (RSU) awards to certain employees of the Company. RSUs were convertible on a one-for-one basis into shares of CAM's common stock. Compensation expense is recognized based on the grant-date fair value of the award. The Company records compensation expense on a straight-line basis over the service period. As a result of the acquisition of CAM by Calamos Partners LLC on February 21, 2017, the incentive stock plan was converted into a cash-based incentive plan, and thus the unit value of the award was fixed at the tender offer price of $8.25 per share. Upon conversion, a liability equal to the portion of the awards attributed to past service less estimated forfeitures was recognized by a reclassification of the fixed unit value of $8.25 per share from equity to accrued compensation. The non-vested RSUs continue to vest through their remaining service period. As the awards continue to vest, a liability equal to the fixed unit value of $8.25 per share less estimated forfeitures is recognized by reclassifying that amount from equity to accrued compensation.

On November 15, 2017, the Company established a cash-based incentive award plan that provides for grants of phantom equity to certain employees of the Company. Compensation expense is recognized over the service period on a straight-line basis. As the awards vest, the employee will receive a portion of the original award, along with a predefined percentage of the appreciation or depreciation of Calamos Investments' value at each vesting date.

Income Taxes

The Company is organized as a single-member limited liability company and is a pass-through entity for federal income tax purposes and thus has no federal income tax liabilities. There are no uncertain income tax positions that impact the Company's financial statements for the year ended December 31, 2017. For tax return purposes, the Company is consolidated with the operations of Calamos Investments which is subject to examination by U.S. Federal and State tax authorities for the years 2014 through 2017.

Use of Estimates in the Preparation of Financial Statements

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Recently Adopted Accounting Pronouncement

The Company has reviewed all newly issued accounting pronouncements that are applicable to its business and to the preparation of its financial statements, including those not yet required to be adopted. The Company does not believe any such pronouncements will have a material effect on its financial position or results of operations. Accounting guidance that has recently become effective, with respect to the Company's financial statements, is described below:

In March 2016, the Financial Accounting Standards Board (*"FASB"*) issued an accounting update related to employee share-based payment accounting. The amendment includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements, including: income tax effects of share-based payments, minimum statutory tax withholding requirements and forfeitures. The amendment is effective for annual and interim periods beginning after December 15, 2016. The Company adopted the new standard effective January 1, 2017. The adoption of this standard did not impact the Company's financial position or results of operations.

In May 2014, the FASB issued new guidance on revenue from contracts with customers. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue guidance is effective for annual reporting periods beginning after December 15, 2017, with early adoption being permitted for annual periods beginning after December 15, 2016. The Company adopted the new revenue guidance effective January 1, 2018. The adoption of this guidance did not impact the Company's financial position or results of operations.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date that this Annual Audited Report on Form X-17A-5 was filed with the U.S. Securities and Exchange Commission.

(2)   Related-Party Transactions

Calamos Investments and certain of its affiliates share personnel, office space and equipment with the Company. Shared costs are allocated based on a management services agreement. Expenses allocated between the companies are recorded as a reduction in expense in the statement of operations and settled monthly.

The following is a summary of these expenses for the year ended December 31, 2017:

Expenses allocated to the Company from Calamos Investments and affiliates:

Occupancy and equipment	$	1,514,027
Employee compensation and benefits		260,334
Other operating expenses		1,981,161
Total	$	3,755,522

Expenses allocated to Calamos Investments and affiliates from the Company:

Employee compensation and benefits	$	1,901,943
Other operating expenses		223,100
Total	$	2,125,043
Net expenses allocated to the Company from Calamos Investments and affiliates	$	1,630,479

The Company is party to an agreement with CAL, whereby CAL pays the Company for administrative services provided to existing and prospective shareholders of the Funds, among other services and activities. The Company received $12,625,881 for administrative services from CAL during the year ended December 31, 2017. These fees are reported within administrative services fees on the statement of operations.

As of December 31, 2017, the Company had receivables due from various affiliates and affiliated funds of $264,455 and $289,045, respectively, and payables to various affiliates of $118,554, primarily related to its management services and administrative services agreements.

The Company is party to a non-recourse agreement with CAL to sell and transfer outright to CAL all of the Company's rights, title and interest in certain fee payments received. In accordance with this agreement, the fee payments specifically consist of and are limited to: (a) Class B distribution fees; (b) Class C distribution and services fees (with respect to Class C Shares during the first year after such shares are purchased); and (c) contingent deferred sales charges on Class A, Class B and Class C shares of the Funds. In exchange for fees identified above, CAL agrees to pay certain amounts including the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through the large purchase order net asset value privilege; (b) commission payments on Class B shares of the Funds; (c) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; and (d) other various amounts as agreed upon from time to time. For the year ended December 31, 2017, CAL paid $1,477,149 for fee payments on A, B and C fund share sales in accordance with the terms of the non- recourse agreement, recorded in distribution expenses on CAL's statement of operations. During 2017, the Class B shares were converted into Class A shares.

The Company is the distributor for the Funds. For the year ended December 31, 2017, the Company earned $24,904,406 of distribution fees from the Funds that are not subject to the above mentioned agreement with CAL. These distribution fees are generally paid to brokers and other financial intermediaries and are reported as distribution expenses in the statement of operations. For the year ended December 31, 2017, the Company earned $341,904 of commission revenues, which represents front-end sales charges earned from the sale of open-end funds. Expenses and costs paid by the Company on behalf of the Funds are billed to and collected from the Funds. Uncollected commissions and distribution fees due from the Funds as of December 31, 2017 were $289,045.

(3) Payable to Brokers

As of December 31, 2017, the Company had payments due to brokers and other financial intermediaries for 12b-1 distribution and services fees in the amount of $3,793,952.

(4) Profit Sharing Plan

The Company contributes to a defined contribution profit sharing plan (the PSP Plan) covering substantially all employees. Contributions to the PSP Plan are at the discretion of Calamos Investments. For the year ended December 31, 2017, the Company recorded expense for the contributions to the PSP Plan, including the 401(k) match,

in the amount of $752,424. This expense is included in employee compensation and benefits on the statement of operations.

(5) Stock Based Compensation

Certain employees of the Company received stock based compensation comprised of RSUs and stock options under CAM's incentive compensation plan, which was designed to retain key employees. RSUs were granted with no strike price, and therefore, the Company received no proceeds when the RSUs vested. These awards, including accrued dividends, vest at the end of the restriction period, generally not to exceed six years after the grant date, and are expensed on a straight-line basis over this period.

As a result of the acquisition of CAM by Calamos Partners LLC on February 21, 2017, the incentive stock plan was converted into a cash-based incentive plan, and thus the unit value of the award was fixed at the tender offer price of $8.25 per share. Upon conversion, a liability equal to the portion of the awards attributed to past service less estimated forfeitures was recognized by a reclassification of the fixed unit value of $8.25 per share from equity to accrued compensation. The non-vested RSUs continue to vest through their remaining service period. As the awards continue to vest, a liability equal to the fixed unit value of $8.25 per share less estimated forfeitures is recognized by reclassifying that amount from equity to accrued compensation. For the year ended December 31, 2017, there were no RSUs awarded to employees of the Company.

A summary of the RSU activity for the year ended December 31, 2017 is as follows:

	Number of Shares		Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2016	612,451	$	9.92
Exercised upon vesting	(100,186)	$	11.78
Outstanding as of December 31, 2017	512,265	$	9.55

As of December 31, 2017, the Company had 512,265 RSUs outstanding with a weighted average remaining service period of 3.5 years and an aggregate intrinsic value of $4,894,294. The aggregate intrinsic value and the fair value of RSUs vested and exercised during 2017 was $1,180,539.

Stock options entitled each recipient to purchase a share of CAM's Class A common stock in exchange for the stated exercise price upon vesting of each award. Under the plan, the exercise price of each option, which had a 10-year life, equaled the market price of CAM's stock on the date of grant. These awards vested at the end of the restriction period, generally between four and six years after the grant date. The fair value of the award was expensed on a straight-line basis over the vesting period. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. No awards were granted during 2017.

A summary of the stock option activity for the year ended December 31, 2017 is as follows:

	Number of Shares		Weighted Average Exercise Price
Outstanding as of December 31, 2016	16,355	$	19.40
Forfeited	(16,355)	$	19.40
Outstanding as of December 31, 2017	—	$	—

As of December 31, 2017, the Company had no stock options outstanding.

For the year ended December 31, 2017, the Company recorded compensation expense of $1,352,324 in connection with

the RSUs. As of December 31, 2017, the Company has $2,267,637 of total unrecognized compensation expense related to non-vested RSUs that are expected to be recognized over a weighted average service period of 3.5 years.

On November 15, 2017, the Company established a cash-based incentive award plan that provides for grants of phantom equity to certain employees of the Company. Compensation expense is recognized over the service period on a straight-line basis. As the awards vest, the employee will receive a portion of the original award, along with a predefined percentage of the appreciation or depreciation of Calamos Investments' value at each vesting date. For the year ended December 31, 2017, the Company recorded compensation expense of $9,229 in connection with the phantom equity plan. As of December 31, 2017, the Company has $232,878 of total unrecognized compensation expense related to non-vested phantom equity that is expected to be recognized over a weighted average service period of 3.3 years.

(6) Concentration Risk

For the year ended December 31, 2017, 34%, 27% and 18% of the Company's distribution and service fees were derived from services provided to the Calamos Growth and Income Fund, the Calamos Growth Fund and the Calamos Market Neutral Fund, respectively. Due to the nature of the Company's agreement to compensate financial intermediaries, a reduction in revenues related to these products would be immediately offset with a commensurate reduction in distribution expenses. This revenue and related expense is largely dependent on the level of assets under management.

(7) Contingencies

In the normal course of business, the Company enters into agreements that may include indemnity provisions in favor of third parties and affiliates. Certain indemnities may not limit the Company's liability and therefore it is not possible to estimate the Company's potential liability under these circumstances. In some instances, the Company may have recourse against third parties with respect to these indemnification obligations. The Company also has the authority to indemnify its officers, employees and agents in certain situations. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities. Further, in the normal course of business, the Company may be party to various legal and regulatory proceedings from time to time.

(8) Regulatory and Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2017, the Company's net capital was $6,334,741, which was $5,518,203 in excess of its required net capital of $816,538, and its ratio of aggregate indebtedness to net capital was 1.93 to 1.

CALAMOS FINANCIAL SERVICES LLC
Computation of Net Capital
Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Computation of net capital:

Total member's capital	$ 7,188,926
Deduct:	
Nonallowable assets:	
Receivables from affiliated funds	255,046
Receivables from affiliates	264,455
Prepaid expenses and other assets	334,684
Total deductions	854,185
Net capital	6,334,741
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	816,538
Net capital in excess of requirement	$ 5,518,203
Aggregate indebtedness - accounts payable, accrued expenses and other liabilities	$ 12,248,063
Ratio of aggregate indebtedness to net capital	1.93 to 1

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in Calamos Financial Services LLC unaudited Part II-A Quarterly FOCUS reports as of December 31, 2017, as filed on January 23, 2018.

CALAMOS FINANCIAL SERVICES LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2017

Because the Company does not hold customer funds or safekeep customer securities it is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

CALAMOS FINANCIAL SERVICES LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2017

Because the Company does not hold customer funds or safekeep customer securities it is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

CALAMOS FINANCIAL SERVICES LLC

Exemption Report

December 31, 2017



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Calamos Financial Services LLC
Chicago, IL

We have reviewed management's statements, included in the accompanying Exemption Report to Rule 15c3-3(k), in which (1) Calamos Financial Services LLC (the "Company") identified the following provisions of 17 C.F.R. § 240 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from January 1, 2017 through December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2018

Calamos Financial Services LLC Exemption Report

Calamos Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(1)*

The Company evaluated its compliance with the claimed exemption for the period from January 1, 2017 to December 31, 2017 and found no exceptions.

Calamos Financial Services LLC

I, Christian Helmetag, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: VP, Corporate Controller

February 27, 2018

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